UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

Specialized Disclosure Report

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GENTHERM INCORPORATED

(Exact name of registrant as specified in its charter)

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Michigan	0-21810	95-4318554
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

21680 Haggerty Road, Ste. 101, Northville, MI		48167
(Address of principal executive offices)		(Zip Code)

Kenneth J. Phillips, Vice-President and General Counsel, (248) 504-0500

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

Gentherm Incorporated (“we” or the “Company”) conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) on the source of its Conflict Minerals (defined herein) for the reporting period from January 1 to December 31, 2014.  The RCOI was designed to determine whether tantalum, tin, tungsten, and gold (collectively, the “Conflict Minerals”) necessary to the functionality or production of a product manufactured by us, or contracted by us to be manufactured, originated from the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources.

We conducted our RCOI with our direct suppliers using the Conflict Minerals Reporting Template, a supply chain survey tool provided by the Conflict-Free Sourcing Initiative.  We relied primarily on responses received from our direct suppliers to identify sources of Conflict Minerals.  We received responses to our inquiries from many, but not all, of our suppliers.  Based upon the responses received, as required by Section 1502 of the Dodd–Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations promulgated thereunder, the Company determined it was required to conduct additional due diligence into the source and origin of applicable Conflict Minerals, which is described in the Conflict Minerals Report attached hereto as Exhibit 1.01 and incorporated by reference into this Specialized Disclosure Form (“Form SD”).

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company has filed this Form SD, which includes the Conflict Minerals Report.  Both reports are available under “SEC Filings” in the Investor Relations section of our website, http://www.gentherm.com.  This Form SD, including Exhibit 1.01 attached hereto, contains references to our website; however, the information on our website is not incorporated by reference into this Form SD or Exhibit 1.01.

Item 1.02  Exhibit

The Conflict Minerals Report as required by Item 1.01 of Form SD is filed herewith as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GENTHERM INCORPORATED

By:	/s/ Kenneth J. Phillips
Kenneth J. Phillips
Vice-President and General Counsel

Date:  May 29, 2015

Exhibit Index

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.